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                                   Exhibit 21

                               CRAIG CORPORATION


                         Subsidiaries of the Registrant



Craig Management, Inc., a California corporation, wholly owned by Registrant.

Dimension Specialty Company, a Delaware corporation, owned by Registrant.

James J. Cotter Company & Associates, Inc., a California corporation, wholly owned by Registrant.

Craig Food and Hospitality, Inc., a Delaware corporation, wholly-owned by Registrant.

Hope Street Hospitality, LLC, a Delaware limited liability corporation, 50% owned by Registrant.

Reading Entertainment, Inc., a Delaware corporation, 78% voting ownership by Registrant.

Citadel Holding Corporation, a Delaware corporation, 33.4% direct and indirect voting ownership by Registrant.

The subsidiaries omitted from the foregoing list do not, considered in the aggregate, constitute a significant subsidiary.